SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

BIOFORM MEDICAL, INC.

(Name of Subject Company (Issuer))

VINE ACQUISITION CORP. (OFFEROR)

MERZ GMBH & CO. KGAA. (PARENT OF OFFEROR)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

09065G 107

(CUSIP Number of Class of Securities)

Matthias Vogt

Member of the Management Board and Chief Financial Officer

Merz GmbH & Co. KGaA

Eckenheimer Landstrasse 100

Frankfurt am Main 60318

Germany

+49 69-1503-0

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Keith A. Flaum, Esq.

Lorenzo Borgogni, Esq.

Dewey & LeBoeuf LLP

1950 University Avenue, Suite 500

East Palo Alto, California 92612

(650) 845-7000

CALCULATION OF FILING FEE

Transaction Valuation*: N/A	Amount of Filing Fee*: N/A

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount previously paid: $ N/A	Form or registration no.: N/A

Filing Party: N/A	Date Filed: N/A

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates:

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing on Schedule TO relates to a planned tender offer by Vine Acquisition Corp. (“Acquisition Sub”), a Delaware corporation and an indirect wholly-owned subsidiary of Merz GmbH & Co. KGaA (“Merz”), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of BioForm Medical, Inc. (“BioForm Medical”), a Delaware corporation, to be commenced pursuant to an Agreement and Plan of Merger, dated as of December 31, 2009, by and among Merz, Acquisition Sub and BioForm Medical. Attached hereto are copies of (i) a joint press release issued by Merz and BioForm Medical dated January 4, 2010; (ii) a letter from Merz’s CEO to Merz employees dated January 4, 2010; (iii) the form of a memorandum from Merz to Merz’s sales force dated January 4, 2010; and (iv) a letter from Merz’s CEO to BioForm Medical employees dated January 4, 2010.

Forward-Looking Statements

This document contains forward-looking statements, including those relating to Merz’s anticipated acquisition of BioForm Medical and expected benefits of the transaction, such as the introduction of new products and products under development, or the timing thereof, the ability to obtain, and the timing of, future U.S. regulatory clearances and approvals, including for Polidocanol and Bocouture®/XEOMIN® neurotoxin, the potential for future growth in Merz’s worldwide aesthetics and dermatological business, the impact that the acquisition would have on Merz’s competitive positioning and future growth in its worldwide aesthetics and dermatological business, and the growth in the aesthetic market, generally. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if, among other things, fewer than a majority of the shares of BioForm Medical common stock are tendered, clearance under the Hart-Scott-Rodino Antitrust Improvements Act is not obtained, or other closing conditions are not satisfied; the successful integration and performance of the acquired business; unknown, underestimated or undisclosed commitments or liabilities; the effectiveness of internal controls; Merz’s ability to: (i) realize synergies expected to result from the acquisition; (ii) successfully commercialize purchased products; (iii) develop, deliver and support a broad range of products, expand its markets, and develop new markets; (iv) attract, motivate and retain key employees; and (v) obtain and protect intellectual property rights in key technologies; and other risks described in BioForm Medical’s filings with the U.S. Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on managements’ estimates, projections and assumptions as of the date hereof and are subject to risks and uncertainties, which may cause BioForm Medical’s actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Neither Merz nor BioForm Medical undertake any obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

The following is a copy of a joint press release issued by Merz and BioForm Medical dated January 4, 2010.

FOR IMMEDIATE RELEASE

MERZ TO ACQUIRE BIOFORM MEDICAL

Frankfurt, Germany and SAN MATEO, California – January 4, 2010 – Merz Pharma Group (“Merz”), a privately-held company based in Frankfurt am Main, Germany, and BioForm Medical, Inc. (Nasdaq: BFRM) today announced that the Board of Directors of BioForm Medical and the Merz Shareholders Council have unanimously approved a definitive agreement under which Merz will acquire all of the outstanding shares of BioForm Medical for US$5.45 per share in cash pursuant to a cash tender offer followed by a second-step merger. The transaction has a total equity value of approximately US$253 million based on BioForm Medical’s outstanding shares of common stock.

The US$5.45 per share cash purchase price represents a premium of 55% over BioForm Medical’s 30-day average closing stock price, and a premium of 60% over the closing price of BioForm Medical’s common stock on December 31, 2009, the last trading day prior to today’s announcement.

This transaction advances Merz’s strategy of becoming a leading player in aesthetic medicine, a fast growing, multi-billion dollar global market. BioForm Medical is a leader in the dermal filler market in the United States and Europe with its flagship product, RADIESSE® dermal filler. Following completion of the transaction, BioForm Medical will become a wholly-owned subsidiary of Merz and will be renamed Merz Aesthetics. With BioForm Medical, the new Merz Aesthetics will be distinguished in the marketplace by its ability to offer dermal fillers based on three distinct technologies: RADIESSE® dermal filler, Belotero® and Novabel®. With this broader dermal filler product offering and other innovative aesthetics products under development, including Polidocanol, a sclerotherapy agent, and Bocouture®/XEOMIN®, a neurotoxin free of complexing protein, the combined company will be positioned to enable healthcare professionals to achieve excellent patient results and satisfaction.

“We are pleased with this transaction, which has been strongly supported by Merz shareholders. Together with BioForm Medical, we will have even greater potential for future growth in our worldwide, fast growing aesthetics and dermatological business,” said Dr. Jochen Hückmann, Chairman of the Merz Shareholders Council. “We are delighted to welcome BioForm Medical to our company and expect them to be an important part of Merz’s continued growth and success.”

“This transaction strengthens our operating foundation and builds on Merz’s history of providing innovative and effective products to the aesthetic medical community and the patients we serve,” said Dr. Martin Zügel, Chairman of the Merz Management Board. “With BioForm Medical, we expand our product offering in the high-growth aesthetic market and increase our direct commercial presence in the United States and Europe. Through the addition of BioForm Medical’s experienced commercial organization, we will be able to offer healthcare providers a broader range of high quality aesthetic treatment options, further enhancing Merz’s customer relationships and our competitive position.”

“After thorough and extensive analysis, the BioForm Medical Board of Directors unanimously approved this transaction with Merz, recognizing that it provides significant immediate value to our stockholders and is also in the best interests of our customers and employees,” said Steve Basta, Chief Executive Officer of BioForm Medical. “We are pleased to join Merz. I believe this combination offers a platform for future growth as well as expanded opportunities for our employees and our company as a whole. I am confident that with Merz’s expertise, resources, product portfolio and pipeline, we will be better positioned to develop and market the solutions our customers need. We look forward to working closely with the Merz team to ensure a smooth transition and complete the transaction as expeditiously as possible.”

BioForm Medical will maintain its headquarters in San Mateo, California, and its manufacturing, distribution and other operations in Franksville, Wisconsin. BioForm Medical’s Asia operations as well as its Netherlands operation, including its European sales team, will also become part of Merz Aesthetics. Merz Pharmaceuticals’ U.S. Pharmaceutical operations with its Clinical Dermatology and Neurology Business units will remain in Greensboro, North Carolina, with the U.S. aesthetics commercial organization led from San Mateo.

Mr. Basta and BioForm Medical’s management team and employees are expected to remain with the Company following completion of the transaction. Mr. Basta will serve as CEO of Merz Aesthetics U.S.

Transaction Summary

In January 2010, a wholly-owned acquisition subsidiary of Merz will commence a tender offer to purchase all of the outstanding shares of BioForm Medical common stock for US$5.45 per share, net to the seller in cash, without interest and less any required tax withholding. The Board of Directors of BioForm Medical has resolved to recommend to BioForm Medical’s stockholders that they tender their shares pursuant to the tender offer.

Following completion of the tender offer, Merz’s acquisition subsidiary will merge with BioForm Medical, with BioForm Medical surviving the merger as a wholly-owned subsidiary of Merz. Following the tender offer, Merz will commence a second-step merger in which any remaining BioForm Medical stockholders will receive the same price per share paid in the tender offer.

The transaction, which is expected to close in the first quarter of calendar year 2010, is conditioned on the tender of a majority of the outstanding shares of BioForm Medical common stock as well as regulatory approvals and other customary closing conditions. The transaction is not subject to financing.

Members of BioForm Medical’s Board of Directors and management team (and related entities), who collectively own approximately 26% of BioForm Medical’s outstanding shares of common stock, including Essex Woodlands Health Ventures, the Company’s largest stockholder which owns approximately 15% of BioForm Medical’s outstanding shares, have entered into agreements with Merz pursuant to which they have agreed to tender their shares in the Merz tender offer.

Advisors

Piper Jaffray & Co. is serving as financial advisor to Merz, and Dewey & LeBoeuf LLP is serving as legal counsel. J.P. Morgan Securities Inc. is serving as financial advisor to BioForm Medical, and Ropes & Gray LLP is serving as legal counsel.

About BioForm Medical, Inc.

BioForm Medical, Inc. is a medical aesthetics company headquartered in San Mateo, California, developing products that enhance aesthetic procedures performed in dermatology and plastic surgery practices. BioForm Medical’s lead product is RADIESSE® dermal filler, a long-lasting filler for use in facial aesthetics. BioForm Medical is developing several future aesthetics products, including a radiofrequency treatment to reduce nerve function in the forehead, a sclerotherapy treatment for spider veins, and a surgical adhesive for brow lifts. For more information about BioForm Medical, please visit www.bioform.com.

About the Merz Pharma Group

Merz’s focus is on drugs for treating neurological and psychiatric conditions and holds a leading position in the field of Alzheimer’s research. With memantine, Merz has developed the first active ingredient in the world for treating moderate to severe cases of Alzheimer’s. Worldwide, memantine is the second best-selling drug for treating Alzheimer’s. Another core competency of Merz lies in clinical and aesthetic dermatology. In addition to pharmaceuticals, Merz also serves the non-pharmacy related healthcare sector. In the Consumer Products segment, Merz Consumer Care is the leading provider of OTC medication, dietary supplements and skincare products in the German-speaking countries with its well-known tetesept® and Merz Spezial®

brands. The Merz Pharma Group is an affiliate of Merz Group, a German based family held group of companies that also owns Senator a leading promotional products manufacturer. The Merz Pharma Group employs 1,745 people worldwide (prior year: 1,619). The Company generated revenue of EUR 589.8 million (US$ 828.7 million)1 in the fiscal year 2008/09 (prior year: EUR 546.5 million / US$ 863.5 million)2.

Forward-Looking Statements

This press release contains forward-looking statements, including those relating to Merz’s anticipated acquisition of BioForm Medical and expected benefits of the transaction, such as the introduction of new products and products under development, or the timing thereof, the ability to obtain, and the timing of, future U.S. regulatory clearances and approvals, including for Polidocanol and Bocouture®/XEOMIN® neurotoxin, the potential for future growth in Merz’ worldwide aesthetics and dermatological business, the impact that the acquisition would have on Merz’ competitive positioning and future growth in its worldwide aesthetics and dermatological business, and the growth in the aesthetic market, generally. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if, among other things, fewer than a majority of the shares of BioForm Medical common stock are tendered, clearance under the Hart-Scott-Rodino Antitrust Improvements Act is not obtained, or other closing conditions are not satisfied; the successful integration and performance of the acquired business; unknown, underestimated or undisclosed commitments or liabilities; the effectiveness of internal controls; Merz’s ability to: (i) realize synergies expected to result from the acquisition; (ii) successfully commercialize purchased products; (iii) develop, deliver and support a broad range of products, expand its markets, and develop new markets; (iv) attract, motivate and retain key employees; and (v) obtain and protect intellectual property rights in key technologies; and other risks described in BioForm Medical’s filings with the U.S. Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on managements’ estimates, projections and assumptions as of the date hereof and are subject to risks and uncertainties, which may cause BioForm Medical’s actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Neither Merz nor BioForm Medical undertake any obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

[1]	€1 = US$1.405 (exchange rate on 06/30/09)
[2]	€1 = US$1.580 (exchange rate on 06/30/08)

Additional Information

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

# # #

Contacts:

For Merz Pharma Group:	For BioForm Medical:

Ute Weinhold	Can Gumus
Head of Corporate Communications	Director, Business Development
+ 49-69-15 03-889	and Investor Relations
+1-650-286-4003
Steve Frankel / Jim Shaughnessy
Joele Frank, Wilkinson Brimmer Katcher
+1-212-355-4449

The following is a copy of a letter from Merz’s CEO to Merz employees dated January 4, 2010.

January 4, 2010

Dear Fellow Employee:

We are pleased to share with you that today Merz announced that it has entered into an agreement to acquire U.S.-based BioForm Medical, a leader in the dermal filler market in the United States and Europe.

This is an exciting transaction for Merz as it advances our strategy of becoming a leading player in aesthetic medicine. With BioForm Medical, we are expanding our product offering with additional innovative, quality aesthetics treatment options and increasing our direct commercial presence in the U.S. and Europe. We believe this is a compelling combination, and we are excited about the opportunities it creates to build a leading position in aesthetics and accelerate the launch of Belotero® and Bocouture®/XEOMIN®.

Attached is a copy of the press release issued this morning, as well as a Q&A document and fact sheet with more details about BioForm Medical and the announcement.

BioForm Medical is a leader in the aesthetics market with its flagship product, RADIESSE® dermal filler. Like Merz, BioForm Medical also benefits from a development pipeline of innovative aesthetics products. These products under development include a sclerotherapy treatment for varicose veins in the U.S. and other exciting projects. Together, we will have an expanded product portfolio that will allow our customers to choose from a broader range of high quality aesthetic treatment options. With Belotero®, Novabel® and RADIESSE® dermal filler, we will also have a comprehensive filler portfolio that complements Bocouture®/XEOMIN®, thereby reinforcing our customer relationships and our company’s competitive position in this exciting market.

We want to emphasize that this transaction is about growth as it strengthens our operating foundation and builds on Merz’s history of providing innovative and effective products to the aesthetic medical community and the patients our customers serve. Over the long-term, we believe that this combination with BioForm Medical will result in greater career opportunities for employees of both companies as we move forward and grow together.

Following the close of the transaction, BioForm Medical will be renamed Merz Aesthetics. BioForm Medical’s commercial headquarters will remain in California, and Merz’s U.S. aesthetics commercial organization will be led from California. Merz Pharmaceuticals U.S. Pharmaceutical operations with its Clinical Dermatology and Neurology Business units will remain in Greensboro, North Carolina. In addition, BioForm Medical will continue its manufacturing, distribution, and other operations in Wisconsin in their current form. In Europe and Asia, where we have existing operations and distribution partnerships, we will be carefully considering what makes most sense for customers. Specific integration plans, including plans with regard to a new integrated R&D approach, are under development and will be shared with all employees within 90 days following the close of our transaction, at the latest.

We expect the transaction to close in the first quarter of calendar year 2010. Until then, we remain separate companies, and it will be largely business as usual. It is important that all of us remain focused on our mission of delivering the science and training required to support our products and customers.

Today’s announcement is an exciting milestone for Merz as it represents the largest investment in the history of our company. We would especially like to thank the Merz shareholders for their commitment to support this major step for our company.

We also want to take this opportunity to thank all of you – the hard working and valued Merz employees – for your outstanding efforts and your continued focus and dedication. As we move forward to complete this transaction, we will continue to count on you to help deliver even stronger results for our company. For more than 100 years, Merz has been at the forefront of our industry, and we are confident that with the addition of BioForm Medical, we have an even brighter future ahead.

We wish you all a joyous New Year.

Sincerely,

Dr. Jochen Hückmann	Dr. Martin Zügel

Hartmut Erlinghagen	Dr. Matthias Vogt

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

Merz Employee FAQ

1. What was announced today?

Today Merz and BioForm Medical announced a definitive merger agreement under which Merz will acquire U.S.-based BioForm Medical, a leader in the aesthetics market in the United States and Europe. Under the agreement, Merz will acquire all of the outstanding shares of BioForm Medical for US$5.45 per share in cash pursuant to a cash tender offer followed by a second-step merger.

This transaction represents an exciting milestone for our company as it advances our strategy of becoming a leading player in aesthetic medicine.

2. What can you tell us about BioForm Medical?

Headquartered in San Mateo, California, BioForm Medical is a leader in the dermal filler market with its flagship product, RADIESSE® dermal filler. Like Merz, BioForm Medical benefits from a development pipeline of innovative aesthetics products. These products under development include a sclerotherapy treatment for varicose veins in the U.S. and other exciting projects.

For more information about BioForm Medical, please visit their website: www.bioform.com.

3. Why is Merz acquiring BioForm?

This transaction strengthens our operating foundation and builds on Merz’s history of providing innovative and effective products to the aesthetic medical community and the patients it serves. With BioForm Medical, we expand our product offering in the high-growth aesthetic market and increase our direct commercial presence in the United States and Europe. Through the addition of BioForm Medical’s experienced medical and commercial organization, we will be able to offer healthcare providers a broader range of high quality aesthetic treatment options, further enhancing Merz’s customer relationships and our competitive position.

4. How will this transaction benefit Merz employees?

We want to emphasize that this transaction is about growth as it strengthens our operating foundation and builds on Merz’s history of providing innovative and effective products to the aesthetic medical community and the patients it serves. In the near-term, and until the transaction closes, it will be business as usual. Over the long-term, we believe that this combination with BioForm Medical will result in greater career opportunities for employees of both companies as we move forward and grow together.

5. Are any changes in the workforce expected as a result of this transaction?

As we bring our companies together, we expect this combination to lead to new avenues of growth for our company, our employees and the customers we serve. We do not expect major changes to our workforce as a result of this transaction.

6. Will there be any changes in Merz’s benefits and compensation?

Of course, we will continue to honor the mutual consent made in the past. We do not expect changes to Merz’s benefits and compensation as a result of the transaction. As always, we remain committed to providing a competitive compensation and benefits package for all employees that will allow us to attract and retain the talent needed to drive the Company forward successfully.

7. When will the transaction be completed?

The transaction is expected to close in the first quarter of calendar year 2010.

8. What should employees expect over the coming months?

Until the transaction closes, Merz and BioForm Medical will remain separate companies, and it will be largely business as usual. It is important that all of us remain focused on our mission of delivering the science and training required to support our products and customers. We will do our best to update you as events progress.

9. How does the transaction affect our customers?

Our customers have always been an integral part of Merz’s success and through this transaction, our goal is to maintain and increase the quality of innovation, support and service that our customers have come to expect from Merz.

In the near-term, customers should notice little change in the handling of their business.

•	Until the transaction closes, it will be business as usual.

•	Day-to-day contacts will remain the same. Customers can continue to count on the same people they know and trust.

•	All current order taking and pricing policies will remain the same.

•	Our invoicing and payment policies, including contact information will remain the same.

•	Our priority is to maintain the highest standards of service and support.

Over the longer term, as we bring the two companies together, customers can expect to benefit from enhanced capabilities and services as we seek to build on the strengths of both businesses.

In the end, this transaction is about better meeting our customers’ needs and those of their patients.

10. What does this transaction mean for each company’s third party distribution partnerships?

Both companies appreciate the support we have received from our distribution partners, and we do not currently foresee changes to most distribution relationships as a result of this agreement. In Europe and Asia, where Merz and BioForm Medical both have existing operations and distribution partnerships, we will be carefully considering what makes most sense for customers. Specific integration plans are under development and will be shared with all employees within 90 days following the close of our transaction, at the latest.

11. What are the plans to integrate the two companies?

We will be establishing a joint integration planning team that will begin working to address how we can best utilize each other’s strengths and bring our companies together following the close.

Specific integration plans, including plans with regard to a new integrated R&D approach, are under development and will be shared with all employees within 90 days following the close of our transaction, at the latest.

While it is premature to discuss specifics at this point, our businesses are very complementary in product mix, customer base and geography. We expect these complementary strengths, together with our shared dedication to excellence through innovation, quality and leadership, will help support a smooth transition.

12. Will the BioForm Medical management team join Merz?

BioForm Medical’s management will remain the same following the close of the transaction, with Steve Basta, BioForm Medical’s current CEO, serving as CEO of Merz Aesthetics U.S.

13. Will reporting structures change as a result of the transaction?

Reporting relationships are expected to remain largely the same following the transaction, although there may be some instances where new reporting relationships are introduced to better serve customers and our business goals. Such decisions would be communicated well in advance.

14. What happens to BioForm Medical’s operating locations?

Following completion of the transaction, BioForm Medical’s headquarters will remain in California, where they will maintain current activities and prepare for the launch of additional commercial products. In addition, Merz’s U.S. aesthetics commercial organization will be led from California.

BioForm’s manufacturing, distribution and other operations in Wisconsin will continue in their current form, and we may expand activities there over time to support distribution of multiple commercial products in addition to those already planned.

In Europe and Asia, where Merz and BioForm Medical both have existing operations and distribution partnerships, we will be looking to determine what makes most sense for customers.

Specific integration plans are under development and will be shared with all employees within 90 days following the close of our transaction, at the latest.

15. If I have additional questions about the transaction, who can I ask?

We will do our best to keep you informed about important developments as the transaction progresses. If you have further questions, we encourage you to speak with your manager or any member of the management team.

You can also send questions to Corporate Communications: ute.weinhold@merz.de or jan.schumacher@merz.de. In the United States, you can contact Wendy Alexander at walexander@merzusa.com.

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

The following is a copy of the form of a memorandum from Merz to Merz’s sales force dated January 4, 2010.

To	[Merz Sales Force][2]

From	INSERT NAME

Date	January 4, 2010

Subject	Customer Communications Regarding Acquisition of BioForm Medical

As you know, today we announced that the Merz Pharma Group has reached an agreement to acquire BioForm Medical. This transaction advances Merz’s strategy of becoming a leading player in aesthetic medicine. We expect that this combination will create important benefits for our company and employees, as well as the customers we serve.

We ask that you begin contacting your customers as soon as possible to reinforce this positive step forward for Merz and respond to initial questions they may have. In addition to the press release we issued this morning and the employee letter and fact sheet you received today, the attached communications materials are designed to assist you in these conversations:

•	Talking points that you can use when speaking with customers about the transaction and the benefits we expect it to create.

•	List of questions and answers that are designed to answer questions that customers may have about the transaction.

•	Form customer letter that must be customized by region and country before it is distributed. To obtain a customized letter for your region, please contact NAME at XXX-XXX-XXXX.

To ensure that our customers have consistent information about the transaction, it is important that you become familiar with the attached documents. Keep in mind that how you discuss this announcement will affect how our customers respond. Your words and actions will set the tone. Be enthusiastic: this is really about helping Merz – and our customers – get even better at what we do.

When communicating with customers, please keep the following points in mind:

•	If you receive questions that go beyond the scope of the attached materials, please do not comment or speculate. Instead, contact your manager who will work to get the information you need.

•	The transaction has not yet closed and there will naturally be some details that we cannot yet address.

•

As we move forward over the coming weeks to complete the transaction, it will be business as usual. Until decisions have been finalized and communicated, it is important that you do not make any promises to customers that are inconsistent with existing agreements currently in place.

[2]	NOTE: Need to conform to ususal greeting

Feedback: It is important that we understand the views of our customers, and we ask that you stay in contact with your manager to share the feedback that you are hearing from customers.

This is an exciting time for Merz. Thank you again for your continued hard work and full support of our company and our direction. We will be communicating with you on a regular basis to provide updates on our progress, solicit your input, and ensure you have the support you need to help Merz continue its strong record of success.

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

Merz Aesthetic Sales Force Talking Points Regarding BioForm Medical Acquisition

Introduction

•	As a valued customer of Merz, I wanted to personally inform you about an exciting announcement that our company recently made.

•	Merz announced that it has entered into an agreement to acquire U.S.-based BioForm Medical, which is headquartered in San Mateo, California.

•

We expect that the transaction will be completed in the first quarter of calendar year 2010, subject to the tender of a majority of the outstanding shares of BioForm Medical common stock as well as regulatory approvals and other customary closing conditions.

Who is BioForm Medical?

•	BioForm Medical is a leader in the dermal filler market in the United States and Europe with its flagship product, RADIESSE® dermal filler.

•	Physicians have used RADIESSE® dermal filler for more than seven years, with BioForm Medical shipping over 1.5 million syringes worldwide.

•	Like Merz, BioForm Medical also benefits from a development pipeline of innovative aesthetics products.

•	These products under development include a sclerotherapy treatment for varicose veins in the U.S. and other exciting projects.

•	Both companies are dedicated to excellence through innovation, quality and leadership.

Why is Merz doing this?

•	This transaction strengthens our operating foundation and builds on Merz’s history of providing innovative and effective products to the aesthetic medical community and the patients it serves.

•	With BioForm Medical, we expand our product offering in the high-growth aesthetic market and increase our direct commercial presence in the United States and Europe.

•

Through the addition of BioForm Medical’s experienced commercial organization, we will be able to offer healthcare providers a broader range of high quality aesthetic treatment options, further enhancing Merz’s customer relationships and our competitive position.

How do customers benefit?

•

With BioForm Medical, we will expand our product offering with additional innovative, quality aesthetics treatment options, and we will be distinguished in the marketplace by our ability to offer dermal fillers based on three distinct technologies:

•	RADIESSE® dermal filler

•	Belotero®

•	Novabel®

•

With this broader product offering and other innovative aesthetics products under development, including Polidocanol, a sclerotherapy agent, and Bocouture®/XEOMIN®, the combined company will be positioned to enable healthcare professionals to achieve excellent patient results and satisfaction.

•	In addition, we will increase our direct commercial presence in the U.S. and Europe, which we expect to lead to even stronger customer relationships.

How will this affect me (customers)?

•

Our customers have always been an integral part of Merz’s success and through this transaction, our goal is to maintain and increase the quality of innovation, support and service that you have come to expect from Merz.

•	In the near term, you should notice little change in the handling of your business.

•	Until the transaction closes, it will be business as usual.

•	Day-to-day contacts will remain the same. You can continue to count on the same people you know and trust.

•	All current order taking and pricing policies will remain the same.

•	Our invoicing and payment policies, including contact information will remain the same.

•	Our priority is to maintain the highest standards of service and support.

•	Over the longer term, as we bring the two companies together, you can expect to benefit from enhanced capabilities and services as we seek to build on the strengths of both businesses.

•	In the end, this transaction is about better meeting your needs and those of your patients.

Conclusion

•	You have been, and remain, a valued customer. We look forward to continuing to work with you.

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

Merz Customer Q&A for Use by Sales Force

1. What was announced?

Merz Pharma Group and BioForm Medical announced a definitive merger agreement under which Merz will acquire BioForm Medical. Under the agreement, Merz will acquire all of the outstanding shares of BioForm Medical for US$5.45 per share in cash pursuant to a cash tender offer followed by a second-step merger.

This transaction represents an exciting milestone for our company as it advances our strategy of becoming a leading player in aesthetic medicine.

2. Who is BioForm Medical?

Headquartered in San Mateo, California, BioForm Medical is a leader in the dermal filler market with its flagship product, RADIESSE® dermal filler. Physicians have used RADIESSE® dermal filler for more than seven years, with BioForm Medical shipping over 1.5 million syringes worldwide.

Like Merz, BioForm Medical also benefits from a development pipeline of innovative aesthetics products. These products under development include a sclerotherapy treatment for varicose veins in the U.S. only and other exciting projects.

Both companies are dedicated to excellence through innovation, quality and leadership.

3. How long before the transaction is completed?

The transaction is expected to close in the first quarter of calendar year 2010.

4. How will the transaction benefit customers?

This transaction is about better meeting your needs and those of your patients.

With BioForm Medical, we will expand our product offering with additional innovative, quality aesthetics treatment options, and we will be distinguished in the marketplace by our ability to offer dermal fillers based on three distinct technologies including:

•	RADIESSE® dermal filler;

•	Belotero®, an innovative line of hyaluronic acid fillers currently available outside of the United States and expected to soon come on the U.S. market; and

•	Novabel®, a new class of alginate-based dermal fillers using proprietary Geleon technology and currently available to customers in selected European countries.

With this broader product offering and other innovative aesthetics products under development, such as Polidocanol, a sclerotherapy agent, and Bocouture®/XEOMIN®, a neurotoxin free of complexing protein, the combined company will be positioned to enable healthcare professionals to achieve excellent patient results and satisfaction.

In addition, we will increase our direct commercial presence in the U.S. and Europe, which we expect to lead to even stronger customer relationships.

5. How will this transaction affect customers?

Our customers have always been an integral part of Merz’s success and through this transaction, our goal is to maintain and increase the quality of innovation, support and service that you have come to expect from Merz.

In the near term, you should notice little change in the handling of your business.

•	Until the transaction closes, it will be business as usual.

•	Day-to-day contacts will remain the same. You can continue to count on the same people you know and trust.

•	All current order taking and pricing policies will remain the same.

•	Our invoicing and payment policies, including contact information will remain the same.

•	Our priority is to maintain the highest standards of service and support.

Over the longer term, as we bring the two companies together, you can expect to benefit from enhanced capabilities and services as we seek to build on the strengths of both businesses.

In the end, this transaction is about better meeting your needs and those of your patients.

6. Should Merz customers continue to contact their Merz sales representative? What about BioForm Medical customers?

Until the closing of the transaction, we will continue to operate as separate businesses, and you should continue to rely on your existing relationships. Should there be any changes to better serve our customers, these would be communicated well in advance.

7. I’m a Merz customer. Can I now purchase BioForm Medical products from my Merz representative?

Until the transaction closes, Merz and BioForm Medical remain separate companies. Customers wishing to purchase BioForm Medical products will need to do so from BioForm Medical. If you have any questions, please contact any member of the Merz U.S. Aesthetic Team: Mikael Svensson (310) 498-7448, Ann Deren-Lewis (336) 217-2409, Dr. Bhushan Hardas (336) 217-2322 or Jack Britts (336) 217-2400.

8. How will this transaction impact purchasing agreements customers have in place?

All contracts will be honored.

9. How does this transaction impact each company’s product development goals?

In addition to RADIESSE® dermal filler, BioForm Medical benefits from a development pipeline of innovative aesthetics products. These products include a sclerotherapy treatment for varicose veins in the U.S. and other exciting products. Merz is committed to continuing to invest in the development and commercialization of these products as well as Merz’s own pipeline of late-stage aesthetic products.

10. Where can I find additional information?

Additional details regarding the transaction can be found in the joint press release we issued with BioForm Medical on January 4.

We will also make every effort to keep you informed about important developments throughout the approval and integration process.

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

TO BE CUSTOMIZED BY REGION

January 4, 2010

Dear [Merz Customer]3:

On January 4, Merz announced that it had entered into an agreement to acquire U.S.-based BioForm Medical, a leader in the dermal filler market in the United States and Europe with its flagship product, RADIESSE® dermal filler. This transaction strengthens our operating foundation and builds on Merz’s history of providing innovative and effective products to the aesthetic medical community and the patients you serve. We expect that Merz’s expanded product offering of quality aesthetics treatment options will enable us to better serve you, our valued customers.

Like Merz, BioForm Medical benefits from a development pipeline of innovative aesthetics products. These products under development include a sclerotherapy treatment for varicose veins in the U.S. and other exciting projects. The expanded portfolio of the combined company will allow us to provide you with a broader range of high quality aesthetic treatment options. In the end, this transaction is about better meeting your needs and those of your patients.

Our customers have always been an integral part of our success, and through this transaction, our goal is to maintain and increase the quality of innovation, support and service that you have come to expect from Merz and BioForm Medical. Until the transaction is completed, which we expect to occur in the first quarter of calendar year 2010, it is business as usual. If you have any questions, please contact any member of the Merz U.S. Aesthetic Team: Mikael Svensson (310) 498-7448, Ann Deren-Lewis (336) 217-2409, Dr. Bhushan Hardas (336) 217-2322 or Jack Britts (336) 217-2400.

On behalf of everyone at Merz, we thank you for your continued support and partnership. For more than 100 years, Merz has been at the forefront of our industry, and we are confident that with BioForm Medical, we have an even brighter future ahead.

Sincerely,

Dr. Martin Zügel

Chairman of the Merz Management Board

Jack W. Britts

President & CEO, Merz Pharmaceuticals, LLC and Merz Inc. (USA)

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

[3]	NOTE: Conform to usual greeting

The following is a copy of a letter from Merz’s CEO to BioForm Medical employees dated January 4, 2010.

January 4, 2010

Dear BioForm Medical Employee:

As Chairman of the Merz Management Board, I want to take this opportunity to personally introduce myself and the Merz organization to you, express our enthusiasm about today’s announcement and explain what this will mean for you.

By way of background, Merz is a private company based in Frankfurt, Germany that was founded more than 100 years ago. Since then, we have grown to become a global healthcare organization with more than 1,745 employees worldwide and annual sales of more than $850 million in FY 2009. We plan and act internationally, and have long recognized the importance of having local operations and management in our growth markets. In addition to our headquarters in Frankfurt, we also have operations in Great Britain, France, Italy, Spain, Switzerland, Austria, Mexico, Russia, Canada and the United States.

Merz Pharmaceuticals focuses on specialty CNS, Aesthetic Medicine, OTX and Tinnitus. The Company is a leader in the field of Alzheimer’s treatment and developed the second-most prescribed drug for the indication of Alzheimer’s-induced dementia (memantine), with worldwide sales exceeding $1.4 billion through our license and cooperation agreements with Forest Laboratories and Lundbeck A/S. In the field of neurology, we offer drugs for the treatment of Parkinson’s disease and depression. We are active in the field of clinical and aesthetic dermatology and have launched a comprehensive line of innovative fillers and neurotoxins, which are currently being rolled out on an international basis. In the U.S., we are known for our Mederma® brand, the leading scar treatment product, and Naftin®, the leading topical prescription antifungal. In addition, we recently introduced Bocouture®/XEOMIN®, a neurotoxin free of complexing protein, available today to customers outside of the U.S. for aesthetic and neurological use and currently in phase III trials for aesthetic indications in the U.S. Our most advanced research program is Neramexane for the treatment of Tinnitus, which is currently in late phase III trials.

In addition to our pharmaceuticals business, we have a Consumer Business (over-the-counter products for health and wellness) in German speaking countries and Eastern Europe; a Dental Business (artificial teeth and materials for dentists and dental technicians) with its main focus on German speaking countries; and a Hygiene Business focusing on instrument disinfection. All of these businesses have leading positions in their respective segments.

Additional information about our company can be found in our most recent annual report, which is available at www.merz.com.

The combination of Merz with BioForm Medical represents an exciting opportunity for both of our organizations. Among other reasons for pursuing this combination, we were especially attracted to BioForm Medical because of the strength of its people. We have long respected the BioForm Medical organization and what all of you have accomplished. I am pleased that you will be an important part of the combined company’s continued success. This transaction is about growth, and for employees of both companies, we expect that our combination will result in greater career opportunities as we move forward and grow together. Merz understands that BioForm Medical’s success is due to the talent and hard work of the employees, and substantially all BioForm Medical employees are expected to join Merz.

I am also delighted that the BioForm Medical management team has agreed to continue leading the BioForm team following completion of the transaction, with Steve Basta serving as CEO of Merz Aesthetics U.S., and Dennis Condon and Adam Gridley still leading the BioForm Medical team.

In the next couple of weeks, I look forward to coming to the United States and meeting as many of you as possible and welcoming you to the Merz family. In the interim, I wish you all a joyous New Year.

Sincerely,

Dr. Martin Zügel

Merz Pharmaceuticals, Chairman of the Merz Management Board

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.